SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

STONE MOUNTAIN RESOURCES, INC.
 (Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

Jinhua City Industrial Zone
Jinhua City
Zhejiang Province
People’s Republic of China
321016
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Ho Man Tim

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	☐
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
12,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
12,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.12%

(14)	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Stone Mountain Resources, Inc., a Nevada Corporation (the “Issuer”).  The telephone number is (86-579)8223-9588 and the fax number is (86-579) 8223-9788.

This Schedule 13D relates the Share Exchange Agreement between Stone Mountain Resources, Inc., Continental Development Limited and Excelvantage Group Limited and pursuant to which 60.12% of the outstanding common shares of the Stone Mountain Resources, Inc., or 12,000,000 shares of common stock of Stone Mountain Resources, Inc. was issued to Excelvantage Group Limited (the “Agreement”).

ITEM 2. IDENTITY AND BACKGROUND.

(a)
The name of the person filing this Schedule 13D is Ho Man Tim (the “Reporting Person”).  Ho Man Tim is the only stockholder of Excelvantage Group Limited.  Through his position as a stockholder in Excelvantage Group Limited, Ho Man Tim has the power to dispose of or direct the disposition of the one (1) share of Common Stock he owns in Excelvantage Limited Group.  As a result, Ho Man Tim may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock.  Ho Man Tim disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest as a stockholder of Excelvantage Group Limited.

(b)	The address of Ho Man Tim is Excelvantage Group Limited c/o Ho Man Tim, Jinhua City Industrial Zone, Jinhua City, Zhejiang Province, People’s Republic of China, Postal Code 321016.

(c)
Ho Man Tim’s principal occupation is Director for the Excelvantage Group Limited. The principal business address for Ho Man Tim and Excelvantage Group Limited is Excelvantage Group Limited, c/o Ho Man Tim, Jinhua City Industrial Zone, Jinhua City, Zhejiang Province, People’s Republic of China, Postal Code 321016.

(d)(e)
During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ho Man Tim is a citizen of the People’s Republic of China.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

12,000,000 shares of common stock of the Issuer were issued to Excelvantage Group Limited.  Ho Man Tim is the only stockholder of Excelvantage Group Limited.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person thru Excelvantage Group Limited was a private sale by the former majority shareholder of the Issuer.  The purpose of the Agreement was for the Reporting Person thru Excelvantage Group Limited to acquire the majority of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person thru Excelvantage Group Limited acquired 12,000,000 of the issued and outstanding common shares of the Issuer.  Such amount represented 60.12% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Share Exchange Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Share Exchange Agreement between and was filed pursuant to a Current Report on Form 8-K filed with the SEC on July 6, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2007                                                                Signature:

/s/ Ho Man Tim
 HO MAN TIM